Exhibit 99.1

NextSource Materials Adds Proprietary and Established Coating Process to its Battery Anode Facility Collaboration

TORONTO, ON / ACCESSWIRE / November 15, 2021 / NextSource Materials Inc. (TSX:NEXT)(OTCQB:NSRCF) ("NextSource" or the "Company") announces it has signed a binding Amended and Restated Collaboration Agreement ("Enhanced Collaboration Agreement") with key processors of anode material within the Tesla supply chain ("the Partners") to incorporate a proprietary and established graphite coating process to its previously announced value-added, battery anode facility ("BAF") three-way collaboration.

Highlights:

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Proprietary and established graphite coating process will be provided to NextSource via a complete and turn-key battery anode facility being built in partnership with key partners in the Tesla supply chain.
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Coating process was developed by NextSource's Partners and was tested and confirmed by Japan's prominent battery anode producers to meet all Japanese automotive manufacturers ("OEMs") industry requirements. These prominent anode producers currently supply major OEMs in Japan, Tesla and electric vehicle ("EV") manufacturers in Europe with coated, spheronized and purified graphite ("CSPG").
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Enables NextSource to meet automotive manufacturers' requests for a coated final end-product for battery anodes with proven and established processing technology.
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NextSource is expected to realize significant margins by producing coated anode material, where coated graphite currently sells at an average 100% premium to non-coated graphite anode material.
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The coating process intellectual property ("IP") will be exclusive to NextSource through the Enhanced Collaboration Agreement and will be combined with the proprietary spheronizing technology IP being licensed to the Company at no additional cost.
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Once the BAF is operational, NextSource expects to be the first global solution that can provide OEMs with a complete and proven anode solution using feedstock and value-added processing completely independent of the Chinese supply chain.
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Positions NextSource with a first-mover advantage to become a significant supplier of battery anode material for the EV revolution, providing a fully integrated process that takes its Molo SuperFlake® graphite from "the mine to the car".
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Once the Company makes a production decision, the battery anode facility with coating capabilities is expected to take less than 12 months to construct.

The Company previously announced in April 2021 the signing of a three-way binding collaboration ("Collaboration Agreement"), which paired NextSource with two well-established and leading anode processing and supply companies (the "Partners") to produce spheronized and purified graphite ("SPG") as part of the three-way BAF collaboration.

This Enhanced Collaboration Agreement, which supersedes and replaces the original Collaboration Agreement, adds established coating technology IP to the Company's planned battery anode facility along with established spheronization and purification IP at an overall reduced licensing fee and will enable NextSource to produce and sell CSPG anode material. CSPG is the final form of natural graphite required for use in lithium-ion batteries and is the graphite product that OEMs wish to source directly.

The coating process being provided to NextSource was developed by its anode Partners and tested and approved by their customers, who are prominent anode producers in Japan who currently supply CSPG to Tesla, Toyota, Honda, Nissan and other EV manufacturers in Europe. Test results confirmed that the CSPG meets or exceeds Japanese industry standards for OEM anode material.

Before flake graphite can be used as anode material in a battery, it must undergo three upgrading processes: spheronizing, purification and coating. Spheronizing and coating are very technical processes that are predominantly undertaken by major anode processors using their own "know-how" or intellectual property and requires years to develop and optimize.

With coating now being incorporated into the BAF, the Company will finalize targeted initial production capacity volumes and expects full plant designs, equipment list and total capital costs will be available to the Company by end of December 2021. The Company initiated a study to determine the associated operating cost for the BAF based on various proposed locations and will select the optimal location based on the study results. The Company anticipates the study to be completed in January 2022.

President and CEO, Craig Scherba P. Geo., commented,

"Our alliance with well-established partners already supplying major anode processors positions NextSource as the front-runner to become a fully commercial and vertically integrated supplier of a complete and proven anode product to OEMs."

THE BAF PARTNERS

The Partners consist of NextSource's Japanese offtake partner ("Japanese Partner") and the Japanese Partner's Chinese CSPG processing partner ("Chinese Partner").

The Japanese Partner is a prominent Japanese trading company who is a leading supplier of bothSPG and CSPG anode material for lithium-ion batteries for EV applications. The Japanese Partner supplies approximately 35% of all SPG to the Japanese market, supplying 4 of the 5 major anode producers in Japan.

The Chinese Partner is a leading processor of SPG and CSPG for EV applications who owns and operates graphite anode processing facilities in China. This Chinese Partner is regarded by OEM anode manufacturers to be a best-in-class processor and one of the highest quality suppliers of both SPG and CSPG globally.

To protect certain confidential aspects of the Enhanced Collaboration Agreement, the Partners have requested not to be identified at this time.

ENHANCED COLLABORATION AGREEMENT DETAILS

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NextSource will wholly own and operate the facility and will be responsible for the sourcing of all funds needed to construct the BAF.
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The Chinese Partner will act as the technical partner and provide NextSource with a complete, turn-key BAF operation that is a duplicate of the facilities it currently operates in China.
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The Chinese Partner will price, design and source all required graphite processing equipment, design and develop the process flowsheets, and provide all required training and operational know how related to the production of CSPG anode material. It will receive a 2% licencing fee based on the total annual sales value of all anode material sold.
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The Japanese Partner will utilize its network with OEMs and act as NextSource's exclusive agent in the sales, marketing and trading of CSPG anode material to OEM anode manufacturers and to OEMs directly. It will receive a 3% sales commission based on the total annual sales value of anode material sold.
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Both the Japanese Partner and Chinese Partner will participate in the development of 5-year business plans related to the expansion of the BAF, and will ensure that the proprietary processes to make CSPG in the BAF remain current and that any improvements and advancements made or acquired will be integrated into the BAF collaboration promptly.

About NextSource Materials Inc.

NextSource Materials Inc. is a strategic materials development company based in Toronto, Canada that is intent on becoming a fully integrated, global supplier of critical battery and technology materials needed to power the sustainable energy revolution.

The Company's Molo graphite project in Madagascar is one of the largest known and highest-quality graphite deposits globally, and the only one with SuperFlake® graphite. Construction of Phase 1 of the Molo Project is underway, with commissioning expected in Q2 2022.

NextSource Materials is listed on the Toronto Stock Exchange (TSX) under the symbol "NEXT" and on the OTCQB under the symbol "NSRCF".

Safe Harbour: This press release contains statements that may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on forward-looking information or statements. Forward looking statements and information are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "potential", "possible" and other similar words, or statements that certain events or conditions "may", "will", "could", or "should" occur. Forward-looking statements include any statements regarding, among others; regarding collaboration agreements to build a value-added CSPG (anode) facility, time to commissioning the BAF, the demand for EVs, the use of SuperFlake®, successful and on-budget construction of the Molo Graphite Project, CSPG plant and BAF, sourcing the funds needed to construct the BAF, expansion of the BAF, estimated future production from the Molo Graphite Project, completion of the study relating to the BAF, and the continuation of the supply relationships of the Partners. These statements are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws. Although the forward-looking statements contained in this news release are based on what management believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with them. These forward-looking statements are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this news release.

SOURCE: NextSource Materials Inc.